Exhibit 99.4

Financial Statement Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection below.

Please select one or both of the following options:	__________ Interim Financial Statements

__________ Annual Financial Statements

Name:

Address:
	Street Name & Number	Apt. or Suite

City	Prov. or State	Country	Postal or Zip Code

Email Address: ____________________________

Preferred Method of Communication: Email: ____________________________ or Mail: ____________________________

*Signature: ____________________________	Date: ____________________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

ALMADEN MINERALS LTD.
SUITE 210 - 1333 JOHNSTON STREET,
VANCOUVER, B.C. V6H 3R9
CANADA

OR BY FAX TO: 604-689-7645

OR BY EMAIL TO: info@almadenminerals.com